CONFORMED

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of August, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: August 23, 2012	By:	/s/ Pedro Beltrán Nasr
		Name:	Pedro Beltrán Nasr
		Title:	Chief Financial Officer

For Immediate Release

Grupo Radio Centro Announces
Successful Consummation of Transaction with Emmis Communications for KXOS-FM Radio Station

Mexico City, Mexico, August 23, 2012 - Grupo Radio Centro, S.A.B. de C.V. (“GRC”) (NYSE: RC, BMV: RCENTRO-A), announced today that the KXOS-FM radio station assets have been acquired by a newly-formed entity, 93.9 Holdings, Inc., pursuant to the Put and Call Agreement entered into with Emmis Communications Corporation and certain of its subsidiaries (collectively, “Emmis”) in April 2009, which was amended in April of this year to reduce the purchase price to US$85.5 million.

The acquiring entity, 93.9 Holdings, Inc., is controlled by 93.9 Investment, LLC, which is wholly owned by certain members of the Aguirre family who are U.S. citizens. GRC’s wholly-owned subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”), owns a 25% equity stake in 93.9 Holdings, Inc., and GRC-LA and 93.9 Investment, LLC have entered into a shareholders’ agreement relating to their interests in 93.9 Holdings, Inc. Pursuant to this shareholders’ agreement, GRC-LA will have certain customary minority shareholder rights, including those relating to extraordinary corporate transactions, and has a call option to acquire, subject to compliance with the rules and regulations of the Federal Communications Commission, the equity in 93.9 Holdings, Inc. held by 93.9 Investment, LLC, at a purchase price based on the amount of capital contributed by 93.9 Investment, LLC to 93.9 Holdings, Inc.

In order to finance the acquisition, 93.9 Holdings, Inc. entered into a US$90 million senior secured credit facility guaranteed by GRC and certain of its operating subsidiaries with a group of lenders for which Credit Suisse Securities (USA) LLC acted as the lead arranger. The credit facility provides for a term loan in two tranches, one of which has a five-year term and the other of which has a seven-year term. The principal amounts borrowed under the credit facility are required to be repaid in accordance with a graduated amortization schedule that requires 93.9 Holdings, Inc. to start repaying, on a quarterly basis, the amounts borrowed under the five-year tranche in six months and the amounts borrowed under the seven-year tranche in 18 months. In addition to being guaranteed by GRC and certain of its operating subsidiaries, the credit facility is secured by a first priority lien on substantially all of 93.9 Holdings, Inc.’s and its subsidiary’s assets and substantially all of GRC’s property, including its corporate headquarters. The guarantee agreement entered into by GRC and certain of its subsidiaries requires GRC to maintain certain financial ratios, and comply with other financial conditions that, among other things, limit its ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates.

As a result of this acquisition, the Local Programming and Marketing Agreement (“LMA”) for the KXOS-FM radio station entered into between GRC-LA and Emmis on April 3, 2009 has been terminated. GRC-LA and 93.9 Holdings, Inc. have entered into a new LMA effective as of the date hereof pursuant to which GRC-LA will continue to provide programming to, and sell advertising time, on KXOS-FM on substantially the same terms and conditions as the LMA that had been entered into with Emmis, except that the fees payable by GRC-LA will be equal, in any period, to the debt service requirements of 93.9 Holdings, Inc. for such period under the credit facility described above. GRC-LA will also be required to reimburse 93.9 Holdings, Inc. for any expenses incurred by it with respect to the KXOS-FM radio station.

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About GRC

GRC owns and/or operates 15 radio stations. Of these 15 radio stations, 12 stations are located in Mexico City, two stations are located in Guadalajara and Monterrey, and one station is located in Los Angeles. GRC’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.

Note on Forward Looking Statements
This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts:

In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3694
aazpeitia@grc.com.mx	grc@i-advize.com.mx